Contact

www.linkedin.com/in/bretthawkinsjr (LinkedIn)
www.mrcooper.com/ (Other)
www.monad.social (Other)
globalgirlmedia.org/ (Other)

Top Skills

Digital Strategy
Corporate Governance
Executive Management

Languages

Spanish (Elementary)
French (Professional Working)
Italian (Elementary)

Certifications

NACD Board Leadership Fellow
NACD Governance Fellow

Brett W. Hawkins Jr.

Monad CEO | Music Fanatic, Creator Economy, Technology, Web3, Governance
Los Angeles, California, United States

Summary

Brett is a seasoned digital media entrepreneur and executive with over 25 years of international business experience in the music, entertainment, technology, and finance sectors. He is the Chairman and CEO of Monad, a membership-powered creator community that creates virtual venues to enable creators and fans to interact, collaborate, and monetize their content and experiences in innovative and immersive ways.

Experience

Monad.Social

Chairman & CEO
March 2021 - Present (2 years 10 months)
Greater Los Angeles Area

A Membership Powered Music Creator Community. Monad gives Creators a Stage. Not just a Platform.
Monad creates virtual venues for Creators and their fans to have a social experience around live streamed and archived content. This content is behind a paywall. Revenue is generated by fans subscribing, tipping and purchasing NFTs. 80% of this revenue goes to the Creator.
These virtual venues are called Circles - as a reflection of the ethos of the Monad.

Monad built the World's First "Dance to Earn" Virtual Dance Floor App where fans use their mobile device to translate dance movements to their unique avatar and earn fungible tokens that can be used to purchase NFTs and Tip Creators! More tokenization and a fantastical AR Portal Experience coming soon!

An Intimate, Safe, Fun, Authentic Home for Creators and their Fans.

Mental health support. No trolls. No haters.

(Tokenization, Gamification, FTs, NFTs, and AR/XR/Metaverse)

Google

Google Cloud for Startups Program I Scale Tier Member

April 2023 - Present (9 months)

Monad.Social is proud to be part of the Google Cloud for Startups Partner at the Scale Tier. Designed for funded startups with verified equity funding up to and including series A. Received startup equity funding* from pre-seed to series A (if series A, raised within the last 12 months) by an institutional investor or common Web3 funding sources.

NEAR Foundation

NEAR Foundation Grant & Accelerator Partner

December 2022 - Present (1 year 1 month)

NEAR Foundation Grant Recipient and Layer 1 partner. We built the world's first "dance-to-earn" app built on NEAR we call the Virtual Dance Floor ("VDF"). Customers dance with their mobile devices in their hands during Monad Circle shows. This movement is translated into unique pulsating avatars for everyone to see and participate. Time spent in the VDF earns $MONAD tokens that can be used to purchase NFTs and support creators. More features and partnerships coming that will generate intrinsic value for these tokens. Come have a dance!

The Recording Academy

Member

January 2018 - Present (6 years)

Greater Los Angeles Area

Hassell Free Productions

Board Advisor

January 2011 - Present (13 years)

Marina Del Rey

Indie film production company that has produced numerous movies including the upcoming reboot of The Crow.

https://www.imdb.com/name/nm1837043/

Mediprocity.com

Board of Advisors

2010 - Present (13 years)

Helping to Improve Healthcare. Strategic & Tactical Business Advice, Product Development Prioritization, Capital Raising Advice and Monetization/Business Model Refinement

BrandFan
Chief Executive Officer
January 2019 - March 2021 (2 years 3 months)

Social Direct Marketing App. Targeted Follower and Audience analytics that results in 70% Open Rates for Direct Messages.

Mr. Cooper
Board Director
January 2012 - July 2018 (6 years 7 months)

Dallas/Fort Worth Area

On Board of Directors pre-IPO, then through the IPO for another 6+ years through to multi-billion dollar sale / merger. Lead in restructuring Executive and Board compensation to align properly with the challenges associated with being a public entity and from going from a Federally unregulated business to a regulated one under the Consumer Financial Protection Bureau (CFPB).

Chairman Compensation Committee
Nominating & Governance Committee Member

Nationstar was traded on the New York Stock Exchange (NYSE: NSM) since 2012, generates revenue of $2 billion, has over 3 million customers and 7,000 employees. Nationstar Mortgage Holdings, Inc. (NYSE:NSM) completed its merger with WMIH Corp. (NASDAQ:WMIH), a KKR controlled entity, in July 2000 and began trading as (NASDAQ: COOP). Mr. Cooper, is the largest non-bank mortgage servicer in the nation.

GGL Global Gaming
Co-Founder and Board Member
January 2004 - April 2011 (7 years 4 months)

Built Company from Scratch to over 2.5 million Members and 10 million MAUs
Global Video Game Livestreaming Social Network Platform
Digital Media and Technology Focused

Wrote the business plan, raised the capital, hired the people and created the product for this video game livestreaming social network and digital content distribution platform. Completed acquisitions of European and Chinese

companies with substantial global reach. The product, business development and marketing drove this international community to over 2.5mm registered members and thousands of hours of original video content for television and the web. Responsibilities included all elements of product development, marketing, sales, customer acquisition & retention, content creation, business development, finance and operations. In depth knowledge of monetization strategies including advertising, sponsorship and subscription models.
Content and Technology Partnerships included: Sony, Intel, Microsoft Xbox, Nvidia, Dell, Steam, Epic Games, Activision, EA Sports.
Content Production & Distribution Partners: The International Olympic Committee / Beijing Olympic Committee, MLB, NFL, MTV, The Apprentice, Snoop Dogg / Hip Hop Gaming League, Boeing, The Louvre (Paris).

DVDExpress.com

VP-Finance/President

December 1999 - January 2004 (4 years 2 months)

#1 Ranking in the Movies category by Forrester Research PowerRankings*
$84 million in Revenues for 2000
Closed on $65 million in financing

Member of the Executive Management committee for this cutting edge e-commerce business ahead of its time. Enterprise class e-commerce platform, merchant services, e-mail marketing and customer acquisition strategies driving 1 million paying customers. In house fulfillment operations out of locations in L.A. and Amsterdam. Selling DVD's, video games and peripherals. Improved operating margins from high single digits to mid teens, negotiated better payment terms from merchant service providers, reduced customer acquisition costs by over $2 million through analysis and implementation. Orchestrated and closed on merger and over $65 million in financing for this online entertainment destination site focusing on content and sales of DVD movies, music and games. Post merger valuation of approximately $450 million creating a company with 300 employees and $84 million in trailing 12 month revenues.

UBS/Warburg Dillon Read

Managing Director

January 1997 - January 1999 (2 years 1 month)

London, United Kingdom
European Head of Global Principal Finance
$2.4 billion Invested

Specialized in Turn Around/Distressed Investments

Head of European Principal Finance within the Global Principal Finance Group (a specialized Private Equity Group). The Group, together with co-investors, made 17 investments with a total purchase price of approximately $2.4 billion in 3 different countries. Responsible for all aspects of GPF's European operations including setting investment strategy, acquisition and financing issues, creating deal flow, asset management, and overseeing day-to-day activities in Europe. Our Investment Strategy targeted companies and asset-classes where we find excess risk-adjusted returns by utilizing developed underwriting, modeling, monitoring, and securitisation techniques to evaluate and implement investment opportunities.

BlackRock Capital Finance

Director of Acquisitions & Operations, Europe

January 1996 - January 1997 (1 year 1 month)

London, United Kingdom

Responsible for managing and co-ordination of all investment activities in Europe for the $560million US based investment fund. We made 33 investments, together with co-investors, in the US, UK, Canada and France totalling over $7 billion. The fund focused on investing and financing distressed mortgages backed by both commercial and residential real estate.

Lehman Brothers Int'l Europe

Executive Director

January 1994 - January 1996 (2 years 1 month)

London, United Kingdom

Head of Mortgage and Asset-backed Securities Trading

Generated $48 million in Operating Income

Specialized in Turn Around/Distressed Investments

Responsible for all new business initiatives, capital commitments, risk management and structuring decisions made for investments, securitisations, and loan trading. This included transactions completed in the UK; worth in excess of $1 billion. Set up a business in France to acquire the first sale of a portfolio of distressed mortgage debt with a value of approximately FF500mm; this included choosing local JV partners and organizing teams of lawyers, accountants and due diligence firms to create a U.S. style servicing operation all within a tight time frame to satisfy the vendor. Officer of Platform Home Loans, Ltd. responsible for all capital expenditure and investment

decisions made for the company - a residential loan administration company we purchased to dispose of distressed real estate in the UK.

Lehman Brothers Inc

Senior Vice President

January 1993 - January 1994 (1 year 1 month)

Mortgage Trading

New Business Development and Risk Management Position

First Year's Business Generated $15 million in Operating Income

Primary responsibility was the identification and development of new business opportunities and risk management. Conducted the Road Show that led to a $100 million IPO for PCM (NYSE); this included the development of marketing materials, explanations of valuation and strategy to equity analysts, and presentations to investors. Also, created and developed new multi-family and hotel conduit businesses for loan origination and securitisation. This included development of loan parameters, documentation, rating agency negotiations, correspondent development, structuring, pricing and placement of securities.

Salomon Brothers Inc

Vice President

January 1988 - January 1993 (5 years 1 month)

Mortgage Trading - Head of Whole Loan CMO Business

Generated $45 million in Operating Income

Established New Business Line

Established and entirely created this new business line for Salomon including significant IT improvements, marketing, distribution, research and risk management. Set up a completely new credit research oriented approach to marketing and distribution that required a lot of direct contact with buyside analysts. Balance sheet usage of $1 billion created $25 million dollars of revenue in the first year of operation. Over the years also traded Commercial Mortgages and Agency and Non-Agency ARMS.

Education

University of Wisconsin-Madison

MBA, Finance & Int'l Business · (1986 - 1988)

University of Wisconsin-Madison

BBA, Finance & Int'l Business · (1981 - 1986)

University of Paris I: Panthéon-Sorbonne

Cours de Civilasation Francaise, Liberal Arts and Sciences, General Studies and Humanities · (1984 - 1984)